

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 9, 2024

VIA EDGAR
Mr. Angel M. Valles
112 EAST FAIRMONT DRIVE
Tempe, Arizona 85282

Re: Valles Capital Inc
File Nos. 811-23981 and 333-280698

Dear Mr. Valles:

On July 5, 2024, you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 (“1940 Act”) and a Form N-1A registration statement pursuant to Section 8(b) of the 1940 Act. On July 5, 2024, we left a message for you asking you to withdraw your filings or file a delaying amendment to your Form N-1A.

Your current filings are materially deficient. Consequently, we believe you should either withdraw your filings or amend them to provide substantive and accurate responses to their item requirements. As a result of the missing disclosures, you should not deem yourself a “registered” investment company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. We also believe you should consider consulting with a lawyer. It is our intention to post this letter publicly until you have withdrawn your filings or filed a delaying amendment to your Form N-1A that complies in all material respects with the federal securities laws.

If you have any questions, you may contact our office at (202) 551-6921.

Sincerely,

Disclosure Review and Accounting Office